

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Peter O. Aherne
President
Structured Products Corp.
390 Greenwich Street
New York, New York 10013

> **Re:** **Structured Products Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 13, 2013**
> **File No. 333-189068**

Dear Mr. Aherne:

We have reviewed your letter dated August 13, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Summary Questions and Answers about Certificates, page 4

Under what circumstances will holders of the Certificates receive less… page 6

1. We note your response to comment 7 and 14. Under "Early Termination of Trust and Redemption of the Certificates" on page 11 it states "to the extent redemption proceeds are available for distribution in accordance with the priority of payments described herein…" This statement gives the impression that investors may suffer losses as a result of an early redemption or other similar event. Please revise to clarify or advise.

Summary, page 8

Call Warrants; Exercise of Call Warrants; Redemption of the Certificates, page 12

2. We note your response to comment 3 of our letter dated June 27, 2013. We also note your statement that "[o]n any Business Day on or after [_____] [__], 20[__], the Warrantholders will have the right to purchase, in whole or in part, the Underlying Securities from the Trust." Given this statement, please explain how the call warrants are consistent with the restrictions on redeemability and active management in Rule 3a-7 under the Investment Company Act of 1940, specifically where the call warrants are not tied to a particular asset and the call rights could permit the trust/trustee to choose which assets will be delivered in satisfaction of the call and where the call warrants could be exercised without limitation after a stated date.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Errett at 202-551-3225 or me at 202-551-3850 with any other questions.

                 Sincerely,

                 /s/ Katherine Hsu

                 Katherine Hsu
                 Office Chief

cc: Al B. Sawyers
       Orrick, Herrington & Sutcliffe LLP